SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated June 19, 2006, entitled “Elpida’s Advanced 90nm DDR2 SDRAM Successfully Qualified at SMIC Beijing’s 300mm Fab.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: June 22, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated June 19, 2006, entitled “Elpida’s Advanced 90nm DDR2 SDRAM Successfully Qualified at SMIC Beijing’s 300mm Fab.”

Exhibit 99.1

Elpida’s Advanced 90nm DDR2 SDRAM Successfully Qualified

at SMIC Beijing’s 300mm Fab

SHANGHAI, CHINA AND TOKYO, JAPAN June 19, 2006 - Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI; SEHK: 981), one of the leading foundries in the world, and Elpida Memory, Inc., a manufacturer of advanced Dynamic Random Access Memory (DRAM) (Tokyo Stock Exchange: 6665) today jointly announced that Elpida’s 512M-bit DDR2 SDRAM (Double Data Rate 2 Synchronous DRAM), manufactured using a 90nm manufacturing process at SMIC’s 300mm facility in Beijing, has successfully been qualified.

“We are delighted that our product using a 90nm manufacturing process at SMIC’s 300mm facility in Beijing has been qualified,” said Yukio Sakamoto, President and CEO of Elpida. “We believe this would result in further expansion of Elpida’s production capacity of 90nm process products. Based on the success of the qualification of the 90nm products, we will start considering the installation in SMIC of Elpida’s advanced processes for our future products.”

“We are proud of the qualification of Elpida’s 90nm product,” said Richard Chang, President and CEO of SMIC. “SMIC will take aggressive steps to establish stable volume production of the product and expand our production capacity to meet our customer’s needs. SMIC intends to continue to strengthen our technology to further deliver advanced products that have been developed at Elpida.”

About SMIC

SMIC (NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35um to 90nm and finer line technologies. Headquartered in Shanghai, China, SMIC operates three 200mm fabs in Shanghai and one in Tianjin, and one 300mm fab in Beijing, the only one of its kind in Mainland China. SMIC has customer service and marketing offices in the U.S., Italy, and Japan as well as a representative office in Hong Kong. For additional information, please visit http://www.smics.com

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida’s state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. For additional information, please visit http://www.elpida.com/en/index.html

Safe Harbor Statements (Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release, such as statements regarding the intent of SMIC and Elpida to expand their alliance, the expansion of Elpida’s production capacity of 90nm process products, and SMIC’s intent to establish stable volume production, expand production capacity and strengthen its technology to deliver advanced products developed by Elpida, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors (including, without limitation, the results of future collaboration between SMIC and Elpida), which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the SMIC’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

SMIC Press Contacts:	Elpida Press Contact:
SMIC Shanghai	Elpida Memory, Inc.
Reiko Chang	Tomoko Kobayashi
SMIC Public Relations Department	Market Communication Group
+86 21 5080 2000 ext 10544	+81 3 3281 1648
E-mail: PR@smics.com	E-mail: press@elpida.com

SMIC Hong Kong
Calvin Lau / Mei Fung Hoo
+852 9435 2603 / 2537 8480
Calvin_Lau@smics.com
E-mail: MeiFung_Hoo@smics.com

SMIC Press Contact in Japan
Semiconductor Portal/Naoko Tani
+81 3-3560 3565
E-mail: naoko.tani@semiconportal.com